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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                  SCHEDULE TO
                                 (Rule 13e-4)

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           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                             PORTAL SOFTWARE, INC.
                      (Name of Subject Company (Issuer))

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                             PORTAL SOFTWARE, INC.
                       (Name of Filing Person (Offeror))

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     Certain Options to Purchase Common Stock, Par Value $0.001 Per Share,
              Having an Exercise Price Per Share of $5.00 or More
                        (Title of Class of Securities)

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                                  736126 10 3
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

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                           Mitchell L. Gaynor, Esq.
                 Vice President, General Counsel and Secretary
                             Portal Software, Inc.
                         10200 South De Anza Boulevard
                          Cupertino, California 95014
                                (408) 572-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copy to:
                              Rod J. Howard, Esq.
                            Timothy R. Curry, Esq.
                            Stephen B. Sonne, Esq.
                        Brobeck, Phleger & Harrison LLP
                             Two Embarcadero Place
                                2200 Geng Road
                          Palo Alto, California 94303
                                (650) 424-0160

                           CALCULATION OF FILING FEE

     Transaction valuation*                           Amount of filing fee
         Not applicable                                  Not applicable

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:              Not applicable.
                               ------------------------------------
     Form or Registration No.:            Not applicable.
                               ------------------------------------
     Filing party:                        Not applicable.
                               ------------------------------------
     Date filed:                          Not applicable.
                               ------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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Portal Software, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Portal will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, election form and other related documents. Employees of Portal who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, election form and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be available without charge from Portal to all employees of Portal who are option holders. The filing of this pre-commencement communication on Schedule TO by Portal, shall not be construed as an admission by Portal Software, Inc. that the offer will constitute an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

______________________________________________________________________________

On Friday, July 6, 2001, Portal Software, Inc. sent the following communication to its employee option holders:

To:  Portal Employees
From:  Mitch Gaynor
Subject:  Portal Stock Option Exchange Program


I am pleased to announce Portal's Stock Option Exchange Program. This Program, which is available to all employees worldwide, is part of our continuing efforts to provide Portal employees with the chance to share in the success of the company.

From Monday, July 9 through Saturday, August 4, you will have the opportunity to accept an offer to exchange any of your existing stock options with exercise prices of $5.00 per share or higher for new stock options.

If you accept the offer, you will be granted new options to purchase a number of shares of Portal common stock equal to 75% of the number of shares purchasable under the options you exchange. The new options will have an exercise price equal to the closing market price of Portal common stock on the date they are granted. The new stock options will be granted on a date at least six months and a day after the returned options are accepted for exchange and cancelled. The offer period is currently expected to end on Saturday, August 4, and we expect to promptly thereafter accept for exchange and cancel any properly returned options (although Portal retains the right to extend the offer period). Accordingly, we currently expect that the new options will be granted in February 2002 and will have an exercise price equal to the market price of Portal stock at that time. The new options will vest on the same schedule as your old options, so that once the new options are granted, you will be vested in them to the same extent as you would have been in your old options (taking into account that the new options will be exercisable for 75% of the shares covered by the old options). For example, if you turn in an option for 2,000 shares that would have been vested as to 1,000 of the shares, you would receive
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a new option for 1,500 shares that would be vested as to 750 shares.  You must continue to be a Portal employee through the date the new options are granted in order to receive new options.

The Stock Option Exchange Program is totally voluntary. We believe the Program will provide you with an opportunity to increase the potential value of your stock options, but you'll also take on some risks if you decide to participate. For example, depending on the market price when the new options are granted, the exercise price per share of your new options could be higher than the exercise prices per share of your old options. Also, even if the exercise price per share of your new options is lower than that of your old options, your new options will be options to purchase only 75% of the number of shares subject to your old options. If you or Portal terminates your employment for any reason prior to the date new options are granted, you will not receive any new options or other payment for the old options that you returned for exchange.

Beginning Monday, July 9, we will provide you with detailed information about the Program to help you make an informed decision about exchanging any of your options.

The materials you will receive will describe the Program in great detail and will contain answers to most common questions. The Human Resources Department will also be conducting a variety of educational meetings to help explain the Program.

Please watch your email for this additional information. Also, please wait to ask questions regarding this Program until after the materials arrive.

                                      ###

Portal expects to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission and, when the offer commences, to provide you with an Offer to Exchange, Summary Term Sheet and Election Form containing information about the Stock Option Exchange Program. You are urged to read the Schedule TO, the Offer to Exchange, the Summary Term Sheet and the Election Form carefully when they become available because they will contain important information about Portal, the Stock Option Exchange Program and related matters. After the Schedule TO and exhibits are filed, you will be able to obtain free copies of these documents on the Internet through the Website maintained by the SEC at www.sec.gov. Free copies of these documents may also be obtained from Portal by request to HR Operations Department.



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